

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Carol J. Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

>   **Re: Pernix Group, Inc.**
>   **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 28, 2013**
>   **File No. 333-92445**

Dear Ms. Groeber:

We have reviewed the amended filing and we have the following comments.

Item 5. Proposal to Approve the Increase of Authorized Preferred Stock from 500,000 Shares to 2,000,000 Shares; Proposal to Approve an Increase in Designation of Series A Cumulative Preferred Stock from 100,000 to 1,600,000 Shares; Proposal to Approve Amendment of Certificates of Incorporation and Designation to Reflect these Increases and the Increase in the Total Number of Shares of Authorized Stock from 20,500,000 to 22,000,000.

1.   We note your response and revised disclosure in response to comment six in our letter dated October 24, 2013. We note that this bundled proposal currently calls for shareholders to vote on amending the certificate of incorporation, together with the certificate of designation of Series A Preferred Stock, in three respects. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In accordance with Exchange Act Rule 14a-5(a), please revise the proxy statement to unbundle this proposal and list separately under its own caption (i) the action to amend the certificate of incorporation to increase the total number of authorized shares of stock from (ii) the actions to amend the certificate of incorporation to increase the number of preferred shares and to amend the certificate of designation to increase the number of Series A Preferred Stock. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

2.   We note that the preferred stock cannot be increased without increasing the number of authorized shares of stock. Please consider listing the action to amend the certificate of incorporation to increase the total number of authorized shares of stock first.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director